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                                                     Commission File No. 1-14812

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2002

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                           GLOBAL-TECH APPLIANCES INC.
    (Exact Name of Registrant as Specified in its Charter and Translation of
                        Registrant's Name into English)

                             British Virgin Islands
                 (Jurisdiction of incorporation or organization)

       21/F., Citicorp Centre, 18 Whitfield Road, Causeway Bay, Hong Kong
                    (Address of principal executive offices)

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         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

             Form 20-F        [X]               Form 40-F        [_]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                        Yes   [_]               No  [X]

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     Attached hereto as Exhibit 1 and incorporated by reference herein is the
Registrant's press release dated November 13, 2002, announcing the Registrant's unaudited financial results for the second quarter of fiscal 2003 ended September 30, 2002.

     Attached hereto as Exhibit 2 and incorporated by reference herein is the Registrant's Quarterly Report for the Three and Six Months ended September 30, 2002, including financial statements and Management's Discussion and Analysis.

                                       2

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 23, 2002

                                       GLOBAL-TECH APPLIANCES INC.

                                       By:             /s/ Brian Yuen
                                           -------------------------------------
                                                         Brian Yuen
                                                    Assistant Secretary

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                                  EXHIBIT INDEX


Exhibit Number          Description
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      1                 Press Release dated November 13, 2002

      2                 Quarterly Report for the Three and Six Months ended
                        September 30, 2002

                                       E-1